4
1
<SROS>NASDAC
<REPORTING-OWNER>
  0001206176
  ypybxx@8
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  THERMA-WAVE, INC.
  0000828119
  <IRS-NUMBER>94-3000561
</SUBJECT-COMPANY>
<PERIOD>03/31/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   HASAN, TALAT
   1250 RELIANCE WAY


   FREMONT, CA  94539
2. Issuer Name and Ticker or Trading Symbol
   THERMA-WAVE, INC. (TWAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   3/31/03
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [X] Other (specify below)
   PRESIDENT & CEO SENSYS
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.01 per share        03/31/03    V        600           A  $0.358       1,960          D  Direct
Common Stock, Par Value $.01 per share                                                           1,007,132      I  Indirect
Common Stock, Par Value $.01 per share #2                                                        184            I  Indirect

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.250                                                                    02/05/03     02/05/12
(right to buy)
Warrants                       $3.410                                                                     01/29/99     06/30/04
Warrants                       $3.820                                                                     11/01/00     09/01/05
Incentive Stock Option (right  $1.365                                                                     11/11/02     11/11/09
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, Par Value $.01   95,000                    95,000        D   Direct
(right to buy)                           per share
Warrants                                 Common Stock, Par Value $.01   7,326                     7,326         I   Indirect
                                         per share
Warrants                                 Common Stock, Par Value $.01   24,013                    24,013        I   Indirect
                                         per share
Incentive Stock Option (right            Common Stock, Par Value $.01   7,325                     7,325         D   Direct
to buy)                                  per share

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ HASAN, TALAT
DATE 04/04/03